 Exhibit 99.1

First Mining Identifies Eastern Extension Resource Growth Opportunity at the Springpole Gold Project

•	Drill hole SP24-007 returns 0.83 g/t Au and 8.02 g/t Ag over 52.50 m and 0.61 g/t Au and 4.66 g/t Ag over 46.50 m

VANCOUVER, BC, Nov. 19, 2024 /CNW/ - First Mining Gold Corp. ("First Mining" or the "Company") (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) is pleased to announce drilling results from the first hole of the 2024 East Extension diamond drilling program at its Springpole Gold Project ("Springpole Project" or the "Project") located in northwestern Ontario, Canada. Highlights from the initial drill hole SP24-007 in the Springpole East Extension target area include the following significant intercepts:

•	0.83 g/t Au and 8.02 g/t Ag over 52.50 m
•	0.61 g/t Au and 4.66 g/t Ag over 46.50 m
•	6.46 g/t Au and 34.87 g/t Ag over 1.10 m

The East Extension drill program demonstrates the potential for significant resource growth opportunities near the current proposed eastern pit wall at the Springpole Project. The Eastern Extension target has been identified by First Mining through the integration of multiple data sets, including advanced structural studies, surficial geological mapping, acoustic televiewer data, geophysical data, and historical drill hole data, to update a 3D targeting model. Gold and silver grades returned to date in the 2024 drill program are generally representative of the established resource grades and as such validate a strong opportunity for potential resource additions.

"These drilling results are very encouraging for our Springpole Gold Project," stated Dan Wilton, CEO of First Mining Gold. "The extension of mineralization within the existing pit shell is especially significant, as it demonstrates potential for resource growth within the existing project footprint.  With an existing resource base of 4.6 Moz of gold and 24.3 Moz of silver in the Indicated category and 300 koz of gold and 1.4 Moz of silver in the Inferred category, and a PFS that demonstrates an already robust mine life and production profile, new potential resource growth will further establish Springpole as a cornerstone development asset in northwest Ontario. With the final environmental impact statement and environmental assessment submitted, we believe the Springpole Project will provide significant sustainable long-term benefits to the region."

The Phase 1 drill program at the Springpole East Extension target commenced in September 2024, with five drillholes totaling 2,293 m completed to date. Assays from the remaining four holes are still pending. This program tested a key area of the target, focusing on immediate resource expansion opportunities at the Springpole Project.

The Eastern Extension target is located at the southeastern boundary of the current mineral resource and proposed pit wall design. A plan map of the Eastern Extension area and initial drill hole is presented in Figure 1, and corresponding assay highlights are presented in Table 1, with full assay results listed in Table 2 and drill hole locations in Table 3.

Table 1:  Significant Drill Intercepts, 2024 Phase 1 Drill Program - Eastern Extension Target, Springpole Project

Hole ID		From (m)	To (m)	Length (m)	Grade (Au g/t)	Grade (Ag g/t)	Target
SP24-007		50.00	51.10	1.10	6.46	34.87	East Extension
SP24-007	inc.	50.60	51.10	0.50	13.70	73.10
SP24-007		73.00	119.50	46.50	0.61	4.66
SP24-007		302.50	355.00	52.50	0.83	8.02
SP24-007	inc.	320.35	331.70	11.35	1.03	13.20
SP24-007	and inc.	335.30	340.80	5.50	2.06	15.74
*Reported intervals are drilled core lengths (true widths are estimated at 75-85% of the core length interval, assay values are uncut)

Figure 1: Plan view of Hole SP24-007 from the Phase 1 Springpole East Extension target area drill program. (CNW Group/First Mining Gold Corp.)

Additional Details on the Springpole East Extension Drilling Program

The Eastern Extension drilling is focused on a 150 m strike area along the southeastern edge of the current mineral resource (Figure 1). In 2023, First Mining identified the Eastern Extension target through advanced 3D target modelling, which highlighted a theorized easterly curve to the southern end of the main Portage Zone. Data supporting the updated target model includes televiewer foliation data, geophysical data, historical drill hole data, geological mapping, as well as data from an advanced structural mapping campaign. Drill hole SP24-007 was designed to test this newly updated target model and resulted in the three significant intercepts highlighted in Figure 2.

Mineralization in SP24-007 is hosted within silicified and sericitized-altered intermediate volcanic/breccia units, and medium-grained trachyte. Mineralization consists mainly of 2-5% fine-grained, disseminated and fracture-controlled pyrite throughout the host units. Minor amounts of sphalerite, galena, chalcopyrite and tellurides were observed, mainly within quartz and quartz carbonate veining that comprises between 1-5% of the core. Higher-grade intervals (> 2 g/t Au) are more associated with mineralized brecciated quartz carbonate veining, and/or up to 10% fine-grained disseminated pyrite.

Figure 2: Eastern Extension drill hole SP24-007 targeting the potential mineralization continuity along the southeastern area of the current mineral resource. Assay results are highlighted downhole. The long section is looking northwest. (CNW Group/First Mining Gold Corp.)

The 2024 drilling campaign further defined and tested the updated 3D targeting model within the Eastern Extension area for immediate resource growth potential. The new target area remains open along strike towards the south and southeast of the main Portage Zone and has the potential to add meaningful mineralization extensions or additional zones associated with the current Springpole Project, as illustrated in Figure 3.

Figure 3: Left: Plan view of Springpole East Extension Target area overlain with First Vertical Derivative airborne magnetics survey. Right: Plan view of the Springpole East Extension Target area showing new drilling, planned drilling and historical drilling. Upcoming drill hole targets are aimed at unlocking exploration opportunities. (CNW Group/First Mining Gold Corp.)

Springpole Project and Birch-Uchi Gold Project 2024 Exploration Programs

The main objectives of the 2024 exploration programs at the Springpole Project are focused on data collection, interpretation, and advancing the understanding of the East Extension target. This fall, First Mining initiated a five-hole Phase 1 drill program, for which final assays are expected to be returned through to year end. Next steps in this program will be data review, integration and 3D model update to support follow-up drilling for the East Extension target, as well as advancing additional brownfield exploration opportunities for the Project in the future.

Regional field work programs at First Mining's surrounding Birch-Uchi Gold Project have also concluded for 2024 and assays are still pending for future updates. Work programs included prospecting, soil sampling, mapping and channel sampling at key prospects.

Table 2: 2024 Phase 1 Drill Program, Eastern Extension Springpole Project - Significant Assays

Hole ID		From (m)	To (m)	Length (m)	Grade (Au g/t)	Grade (Ag g/t)	Target
SP24-007		50.0	51.1	1.1	6.46	34.87	East Extension
SP24-007	inc.	50.6	51.1	0.5	13.70	73.10
SP24-007		53.1	56.6	3.5	0.65	5.86
SP24-007		66.2	71.0	4.8	0.73	7.46
SP24-007		73.0	119.5	46.5	0.61	4.66
SP24-007		125.0	139.7	14.7	0.65	1.71
SP24-007	inc.	128.0	129.0	1.0	3.20	0.80
SP24-007		148.9	149.9	1.0	0.48	0.54
SP24-007		152.9	162.5	9.6	0.40	1.99
SP24-007		166.1	175.1	9.0	0.37	5.36
SP24-007		179.0	187.0	8.0	0.47	4.68
SP24-007		200.0	203.0	3.0	0.31	3.61
SP24-007		213.0	224.0	11.0	0.49	7.64
SP24-007		237.0	250.0	13.0	0.56	5.04
SP24-007		254.0	262.0	8.0	0.41	3.64
SP24-007		264.0	265.0	1.0	0.46	4.45
SP24-007		270.5	272.5	2.0	0.45	3.14
SP24-007		287.35	291.0	3.65	0.47	10.39
SP24-007		302.5	355.0	52.5	0.83	8.02
SP24-007	inc.	320.35	331.7	11.35	1.03	13.20
SP24-007	and inc.	335.3	340.8	5.5	2.06	15.74
SP24-007		359.6	364.6	5.0	0.38	8.21
SP24-007		371.3	372.8	1.5	0.84	14.52
SP24-007		378.8	380.8	2.0	0.54	6.38
SP24-007		404.5	405.0	0.5	0.42	4.49
*Reported intervals are drilled core lengths (true widths are estimated at 75-85% of the core length interval, assay values are uncut)

Table 3: Phase 1 Drill Hole Locations, Springpole East Extension Target

Hole ID	Azimuth (°)	Dip (°)	Length (m)	Easting	Northing
SP24-007	220	-70	449	549910	5693618
Note: Collar coordinates in UTM NAD 83 z15

Springpole Gold Project

The Springpole Project hosts a significant gold and silver resource in a bulk tonnage, low-grade porphyry to epithermal-style deposit that is associated with the emplacement of an alkali trachyte intrusive complex. Mineralization styles include disseminated gold-silver-sulphide mineralization that is related to multiple phases of a trachyte porphyry complex and a number of associated breccias dykes and sills. The current mineral resource for the Springpole Project comprises an Indicated Resource of 151 Mt at 0.94 g/t Au and 5.0 g/t Ag, totalling 4.6 million ounces of gold and 24.3 million ounces of silver, and an Inferred Resource of 16 Mt at 0.54 g/t Au and 2.8 g/t Ag, totalling 0.3 million ounces of gold and 1.4 million ounces of silver, including Probable Mineral Reserves of 121.6 Mt at 0.97 g/t Au and 5.23 g/t Ag totalling 3.8 million ounces gold and 20.5 million ounces of silver. Further details on the Springpole Project mineral resource and reserves can be found in  the technical report entitled "NI 43-101 Technical Report and Pre-Feasibility Study on the Springpole Gold Project, Ontario, Canada", which was prepared for First Mining by AGP Mining Consultants Inc. ("AGP") in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and has an effective date of January 20, 2021. First Mining has now commenced activities to support a Feasibility Study on the Project.

Analytical Laboratory and QA/QC Procedures

All sampling completed by First Mining within its exploration programs is subject to a Company standard of internal quality control and quality assurance (QA/QC) programs which include the insertion of certified reference materials, blank materials and a level of duplicate analysis. Core samples from the 2024 drilling program at the Springpole Project were sent to AGAT Laboratories, with sample preparation and analysis in Thunder Bay, Ontario, where they were processed for gold analysis by 50 gram fire assay with an atomic absorption finish. Samples were also sent to AGAT Laboratories in Calgary, Alberta, for multi-element analysis (including silver) by inductively coupled plasma (ICP) method with an aqua regia digest. AGAT Laboratories systems conform to requirements of ISO/IEC Standard 17025 guidelines and meets assay requirements outlined for NI 43-101.

Qualified Person

Hazel Mullin, P.Geo., Director, Data Management and Technical Services of First Mining, is a "Qualified Person" for the purposes of NI 43-101 Standards of Disclosure for Mineral Projects, and she has reviewed and approved the scientific and technical disclosure contained in this news release.

About First Mining Gold Corp.

First Mining is a gold developer advancing two of the largest gold projects in Canada, the Springpole Gold Project in northwestern Ontario, where we have commenced a feasibility study and permitting activities are on-going with a final Environmental Impact Statement / Environmental Assessment for the project submitted in November 2024, and the Duparquet Gold Project in Quebec, a PEA-stage development project located on the Destor-Porcupine Fault Zone in the prolific Abitibi region. First Mining also owns the Cameron Gold Project in Ontario and a portfolio of gold project interests including the Pickle Crow Gold Project (being advanced in partnership with Firefly Metals Ltd.) and the Hope Brook Gold Project (being advanced in partnership with Big Ridge Gold Corp.).

First Mining was established in 2015 by Mr. Keith Neumeyer, founding President and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "opportunities", "objectives", or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events.  All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such factors include, without limitation the Company's business, operations and financial condition potentially being materially adversely affected by the outbreak of epidemics, pandemics or other health crises, such as COVID-19, and by reactions by government and private actors to such outbreaks; risks to employee health and safety as a result of the outbreak of epidemics, pandemics or other health crises, such as COVID-19, that may result in a slowdown or temporary suspension of operations at some or all of the Company's mineral properties as well as its head office; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company's Annual Information Form for the year ended December 31, 2023 filed with the Canadian securities regulatory authorities under the Company's SEDAR profile at www.sedar.com, and in the Company's Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

Cautionary Note to United States Investors

The Company is a "foreign private issuer" as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended, and is eligible to rely upon the Canada-U.S. Multi-Jurisdictional Disclosure System, and is therefore permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws currently in effect in the United States. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Technical disclosure contained in this news release has not been prepared in accordance with the requirements of United States securities laws and uses terms that comply with reporting standards in Canada with certain estimates prepared in accordance with NI 43-101.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning the issuer's material mineral projects.

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SOURCE First Mining Gold Corp.

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For further information: For further information, please contact: Toll Free: 1 844 306 8827 | Email: info@firstmininggold.com; Paul Morris | Director, Investor Relations | Email: paul@firstmininggold.com

CO: First Mining Gold Corp.

CNW 07:00e 19-NOV-24